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                            September 17, 2021

       Jo  o Vitor N. Menin T. de Souza
       Chief Executive Officer
       Inter Platform, Inc.
       Av Barbacena, 1.219, 22nd Floor
       Belo Horizonte, Brazil, ZIP Code 30 190-131

                                                        Re: Inter Platform,
Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted August
23, 2021
                                                            CIK No. 0001864163

       Dear Mr. N. Menin T. de Souza:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Cautionary Statement Concerning Forward-Looking Statements, page ii

   1. Please note that the provisions for forward looking statements in Securities Act Section
                                                        27A and Exchange Act
Section 21E do not apply to an issuer which is not yet a reporting company. Please revise
the first paragraph to remove the implication the Private
                                                        Securities Litigation
Reform Act safe harbor applies or make clear that the safe harbor does not apply to
forward looking statements made in this offering.
       Summary of Inter, page 10

   2. We note your disclosure on page 12 that in November 2019, you launched your mobile application and Super
App. Please clarify if one app contains both your financial and
 Jo  o Vitor N. Menin T. de Souza
FirstName   LastNameJo  o  Vitor N. Menin T. de Souza
Inter Platform, Inc.
Comapany 17,
September   NameInter
                2021 Platform, Inc.
September
Page  2     17, 2021 Page 2
FirstName LastName
         non-financial services or products, including the Stone Merchant Ecosystem depicted on page 13.
Summary of the Proposed Transaction, page 15

3. Please provide a depiction in the summary section of your corporate structure before and after the proposed transaction.
Approval of the Proposed Transaction by Banco Inter Board of Directors, page 18

4. We note the disclosure here that the final terms of the Proposed Transaction are still being defined and the board will deliberate whether the proposed transaction is advisable, fair and in the best interests of Banco Inter prior to calling the Banco Inter General meeting.
         Please advise if the board's deliberation and determination will be provided prior to effectiveness.
Information About Banco Inter, page 84

5. Please clarify for us the use of the "fintech" as it applies to your banking services and if it refers to any digital assets.
Day-to-day banking, page 85

6. Please quantify the decrease and recovery in transactions attributed to the impact of the
         COVID-19 pandemic and, if known, discuss the trends in this regard in 2021.
Sustainable Revolution
Favorable Regulatory Market and Framework, page 93

7. Please discuss in the first paragraph of this subsection the basis of your belief that the established digital model is more resilient to crises.
Our Subsidiaries and Key Investors, page 94

8. To the extent necessary to understand your business, please also include your significant subsidiaries in the corporate structure charts in the "Overview" section on pages 66-68.
9. Given your securities segment and your disclosure here regarding Inter DTVM and Inter
         Asset, please provide us an analysis under Section 3 of the Investment Company Act of
         1940 with respect to whether or not the company is an investment company within the meaning of the Act. As part of your response, please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please also add risk factor disclosure to the registration statement to discuss the risks associated with you falling within the definition of investment company under the Investment Company Act of 1940, notwithstanding efforts to structure and operate your business in a manner that avoids investment company status. In the risk factor, address why the company believes it is not an investment company, including by reference to any applicable exemptions from
 Jo  o Vitor N. Menin T. de Souza
Inter Platform, Inc.
September 17, 2021
Page 3
      investment company status, as well as a description of the consequences to the Company should it be deemed an investment company under the 1940 Act.
Overview, page 107

10. Please discuss, including quantitatively where possible, any known events or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your disclosure in the carryover risk factor on pages 31-32 that the COVID-19 pandemic worsened in Brazil throughout the first quarter 2021 and your disclosure in the first full risk factor on page 47 of the risks of changes in the Central Bank basic interest rate. Please also summarize this discussion in "Summary of Inter" beginning on page 10. Refer to the introductory paragraph of Item 5 of Form 20-F.
Major Shareholders and Related Party Transactions, page 168

11. Please provide the natural person(s) that have voting and dispositive control over the shares held by the entities listed as major shareholders in the chart. Exhibits

12. Please also include the Shareholder Agreements with SoftBank and Stone as exhibits, or advise.
General

13. Please tell us why you did not include financial statements for Inter Platform, Inc.
      subsequent to the incorporation date of January 26, 2021. Alternatively, please include financial statements for Inter Platform, Inc. in your next amendment.
14. Please tell us why you did not include pro forma financial statements for the transaction between Inter Platform, Inc. and Banco Inter S.A. Alternatively, please include pro forma financial statements in your next amendment.
       You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.



                                                             Sincerely,
FirstName LastNameJo  o Vitor N. Menin T. de Souza
                                                             Division of
Corporation Finance
Comapany NameInter Platform, Inc.
                                                             Office of Finance
September 17, 2021 Page 3
cc:       Francesa Odell
FirstName LastName